Exhibit 99.5

News release…

Date: 30 October 2003
Ref: PR325g

Rio Tinto chairman and chief executive

Paul Skinner assumes the role of chairman of the board of Rio Tinto on 1 November, 2003, joining chief executive Leigh Clifford and his executive team.

The board announced the appointment of Mr Skinner on 8 April, 2003. Mr Skinner joined Rio Tinto as a non executive director in 2001. He retired from his previous position as Group managing director of the Royal Dutch/Shell Group on 30 September, 2003.

Mr Clifford, who has been with Rio Tinto for 33 years, was appointed chief executive in 2000.

Notes to editors

Paul Skinner worked for The Royal Dutch/Shell Group of companies from 1966 after joining as a student in 1963. He worked in various sales and marketing positions in Shell’s chemicals businesses before moving to the oil business in 1979. From 1981 he held a succession of chief executive appointments in Shell’s UK, New Zealand and then Norwegian interests. Mr Skinner became president of Shell International Trading Company in 1991 and subsequently of the Group’s merged oil trading and shipping businesses. In 1996, he was appointed director of strategy and business services, Oil Products, and president of Shell Oil Products Europe in 1998. He became CEO of the global Oil Products business in January 1999 and a Group managing director in 2000.

Leigh Clifford joined the Rio Tinto Group in 1970 after completing a bachelor’s degree with honours in engineering and a master’s degree in engineering science at Melbourne University, Australia. He held various roles in the coal and metalliferous operations of the Group before being seconded to Rio Tinto in London in 1994 as mining director. In 1996 he was appointed managing director of Rio Tinto Limited, based in Melbourne. He returned to London in 1999 and was chief executive of Rio Tinto’s global Energy group prior to his appointment as chief executive of Rio Tinto in April 2000.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Daphne Morros
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 408 360 764

Website: www.riotinto.com